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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 4)


                       Boston Restaurant Associates, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    10122109
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

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CUSIP NO. 10122109                                          PAGE 2 OF 5 PAGES
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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Jordan American Holdings, Inc.
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                         (b) |X|
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    3        SEC USE ONLY

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    4        CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida
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                                     5        SOLE VOTING POWER

       NUMBER OF                              350,000
        SHARES                       -------------------------------------------
     BENEFICIALLY
       OWNED BY                      6        SHARED VOTING POWER
         EACH
       REPORTING                              909,545
        PERSON                       -------------------------------------------
         WITH
                                     7        SOLE DISPOSITIVE POWER

                                              350,000
                                     -------------------------------------------
                                     8        SHARED DISPOSITIVE POWER

                                              909,545
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    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,259,545
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    10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             23.5%
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    12       TYPE OF REPORTING PERSON*

             IA and HC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a).         NAME OF ISSUER:

                   Boston Restaurant Associates, Inc.

ITEM 1(b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   999 Broadway, Saugus, Massachusetts  01906

ITEM 2(a).         NAME OF PERSON FILING:

                   Jordan American Holdings, Inc. ("JAHI")

ITEM 2(b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                   1875 Ski Time Square Drive, Suite One,
                   Steamboat Springs, Colorado 80487

ITEM 2(c).         CITIZENSHIP:

                   Florida

ITEM 2(d).         TITLE OF CLASS OF SECURITIES:

                   Common Stock

ITEM 2(e).         CUSIP NUMBER:

                   10122109

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                   Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940 and Parent Holding Company.

ITEM 4.            OWNERSHIP:

                   (a) Amount Beneficially Owned: JAHI, in its capacity as a registered investment adviser, may be deemed to be the beneficial owner of 909,545 shares of the issuer's common stock held in discretionary accounts for various clients. JAHI's wholly-owned broker-dealer subsidiary also holds immediately exercisable warrants to purchase 350,000 shares of the issuer's common stock pursuant to a Stock Purchase Warrant dated December 31, 1996.

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                   (b)       Percent of Class:  23.5%.

                   (c) For information on voting and dispositive power with respect to the above-listed shares, please see Items 5-8 of the Cover Page.

ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Not Applicable

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:

                   Shares as to which this schedule is filed are beneficially owned by various clients of the person filing this schedule. These clients receive dividends and the proceeds from the sale of such shares. No such client is known to have such interest with respect to more than 5% of the class, except as follows:

                   None

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                   COMPANY:

                   See Exhibit A attached hereto and made a part hereof

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not Applicable

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP:

                   Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Frederick A. Whittlesey
------------------------------
Name:  Frederick A. Whittlesey
Title: Vice President

Dated:  February 13, 1997


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                                    EXHIBIT A

Supplement to Item 7: The relevant subsidiary is Management Securities, Inc., a
                      Florida corporation, whose Item 3 classification is BD.




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